Exhibit 1.02

TE Connectivity Ltd.

Conflict Minerals Report

For The Calendar-Year Reporting Period Ended December 31, 2013

1.             Overview

This Conflict Minerals Report has been prepared by TE Connectivity Ltd. (herein referred to as TE, the Company, we, us, or our) pursuant to Rule 13p-1 (the Rule) promulgated under Section 13(p) of the Securities Exchange Act of 1934, as amended (Exchange Act). Rule 13p-1 and Form Specialized Disclosure (SD) were adopted by the Securities and Exchange Commission (SEC) to implement disclosure and reporting requirements related to “conflict minerals,” as directed by Congress in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (which, among other things, added a new Section 13(p) to the Exchange Act). Specifically, Section 13(p), the Rule and Form SD together impose certain reporting obligations on those SEC registrants, like TE, whose manufactured products contain so-called “conflict minerals” that are necessary to the functionality or production of their products. The term “conflict minerals” is defined to mean cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (together, 3TG). The term “Covered Countries” for purposes of Section 13(p) and the SEC rules thereunder, as well as this report and the accompanying Form SD, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We design and manufacture products to connect power, data, and signal in a broad array of industries including automotive, energy, industrial, broadband communications, consumer devices, healthcare, and aerospace and defense. Our principal product families include terminals and connector systems and components, relays, circuit protection devices, sensors, application tooling, wire and heat shrink tubing, fiber optics, wire and cable, racks and panels, wireless products, undersea telecommunications systems and antennas. We conducted an analysis of our products and found that small quantities of tin, tantalum, tungsten and gold are found in approximately 320,000 of our products across all product families. Based on our due diligence measures as discussed further below, we have concluded that one or more of the enumerated “conflict minerals” is “necessary to the functionality or production” of these products within the meaning of Section 13(p) and the SEC’s rules thereunder.

Conflict Minerals Policy

We have adopted a conflict minerals policy which is publicly available on our website at http://www.te.com/content/dam/te/global/english/about-te/corporate-responsibility/pdfs/conflict-minerals-policy.pdf.

Grievance Mechanism

We have well established processes to allow interested parties to contact us through our Office of the Ombudsman. Our Office of the Ombudsman can be contacted by email to directors@te.com, through the Internet at http://www.te.com/en/about-te/responsibility/governance/ombudsman.html or through mail at TE Connectivity, Office of the Ombudsman, 1050 Westlakes Drive, Berwyn, Pennsylvania 19312.

Supply Chain — Reasonable Country of Origin Inquiry

The products that we manufacture are highly complex, typically containing thousands of components from many direct suppliers. We have relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we must rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the components we purchase. Many of our supplier purchase contracts have terms of three to five years or more, and we cannot unilaterally impose new contract terms or flow-down requirements that otherwise would compel these suppliers to support our due diligence efforts with respect to 3TG content although we annually reach out to our legacy suppliers to ask them to comply with our new policies. As we enter into new contracts or renew existing contracts, we add clauses that require suppliers to identify sources of 3TG.

Because of the complexity and size of our supply chain, we developed a risk-based approach to determining whether we had 3TG in our supply chain. All raw material and component spend was evaluated for potential 3TG. Once those products and materials were identified, internal subject matter experts and engineers then analyzed whether the 3TG in the products and materials were “necessary to the functionality or production” of that product or material. The end result of that analysis led to identification of approximately 320,000 TE products.

Surveys were then sent out to all suppliers of components and raw materials used in the production or assembly of those products. However, for year 1 we focused on acquiring source data from our major suppliers reflecting the top 90% of our total spend, with the remaining suppliers in the survey pool filtered through an automated system.  We believe this was a reasonable approach during this first year of compliance with the Rule, particularly given that many of our contracts with our top 90% spend are long-term contracts and there is relatively little variation in our largest direct suppliers from year to year.

We requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the Template), as part of a private-sector initiative to develop mechanisms for compliance with the Organisation of Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and Supplements thereto relating to 3TG (OECD Due Diligence Guidance). The Template was developed by members of the electronics industry and other stakeholders to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Efforts to Determine Mine or Location of Origin

We have determined that requesting our suppliers to complete the Template represents our reasonable efforts to determine the mines or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of our participation in the Conflict-Free Sourcing Initiative (CFSI) - an initiative of EICC and GeSI, which focuses on the location and conflict-free status of smelters and refineries subject to independent supply chain audits by third parties.

Smelters or Refiners and Country of Origin of 3TG

The vast majority of suppliers from which we requested information indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters.

No supplier indicated that certain components they provided to us contained minerals that were derived from conflict sources.

Description of Products Containing “Necessary” Conflict Minerals

We identified 320,000 products containing one or more 3TG minerals necessary to the functionality or production of our products. These products fall into all of our product families, including the following: terminals and connector systems and components, relays, circuit protection devices, sensors, application tooling, wire and heat shrink tubing, fiber optics, wire and cable, racks and panels, wireless products, undersea telecommunications systems and antennas.

After making the reasonable country of origin inquiry outlined above, we were unable to ascertain the country of origin of 3TG minerals necessary to the functionality or production of all 320,000 products.

2.             Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the OECD Due Diligence Guidance, which has been recognized by the SEC as an appropriate, internationally recognized due diligence framework for purposes of the Rule.

Due Diligence Performed

MANAGEMENT SYSTEMS

We have adopted a conflict minerals policy related to our sourcing of 3TG, and have developed a formalized Conflict Minerals Program which is governed by an official standard operating procedure (the Program).

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes an executive steering committee sponsored by the Global Supply Chain Counsel, and a team of subject matter experts from functions such as supplier management, engineering, finance, law, global corporate citizenship, and our international organization. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Executive Vice President and General Counsel.

Control systems

We do not typically have a direct relationship with 3TG smelters and refiners. We do, however, participate with other major manufacturers in an industry-wide initiative to develop conflict-free supply chains, known as the EICC-GeSI’s Conflict Free Sourcing Initiative.

Controls include the TE Guide to Ethical Conduct that outlines expected behaviors for all our employees, a TE Supplier Guide to Supplier Social Responsibility that outlines expected behaviors relative to working conditions and rights for suppliers and their employees, and as we enter into new supply contracts or renew existing supply contracts, we are adding a Conflict Minerals contract clause that requires suppliers to provide us with information about the source of 3TG and smelters.

Maintain records

We have established a records retention schedule within our Program operating procedure to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

We have created a number of supplier outreach tools, including but not limited to training and program materials, all of which are designed to encourage suppliers to develop their own conflict minerals due diligence programs in accordance with the SEC’s conflict minerals regulatory requirements. We maintain an electronic portal which directs suppliers to informational resources related to Conflict Minerals, including frequently asked questions (FAQs). Additionally, our Conflict Minerals webpage hosts the Template and our conflict minerals policy. We also have sent multiple communications directly to suppliers.

IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN

We surveyed all direct suppliers of components or raw materials containing 3TG that were “necessary to the functionality or production” of our products described above. This amounted to a total of approximately 17,500 surveys submitted to approximately 11,000 suppliers.

Survey Responses

We received responses from in excess of 29% of the 11,000 suppliers surveyed which represents approximately 50% of the top 90% of total spend associated with in scope products. These responses were provided using the Template as well as other forms. We reviewed the responses against criteria developed by our internal team to determine which suppliers required further engagement. The criteria included incomplete responses as well as inconsistencies within the data reported by those suppliers, and we have worked directly with suppliers requiring additional engagement in an effort to secure revised responses.

Approximately 68% of the responses received provided data at a company or divisional level. The remaining suppliers provided smelter data at a product level, identifying the conflict status and chain of custody of over 100,000 products.

A minority of suppliers provided a list of smelters used to process 3TG contained in the components supplied to all of their customers. These responses included the names of over 150 facilities listed by our suppliers as smelters or refiners. Where the smelter identification number was provided, we verified that the facility was listed on the EICC-GeSi smelter list included in the Template. This total represented 116 unique smelters, of which approximately 38% were certified Conflict-Free under the Conflict Free Smelter Program.

DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•                  Senior management is briefed about our due diligence efforts on a regular basis.

•                  We have adopted a conflict minerals policy.

•                  We have implemented a risk management plan that outlines our responses to identified risks.

•                  We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. We engage in regular ongoing risk assessment through our suppliers’ annual data submissions.

CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN

We do not typically have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities. We support audits conducted by third parties through our participation in the Conflict Free Smelter Program (CFSP), and have obtained the EICC-GeSI list of conflict-free smelters and refineries.

REPORT ON SUPPLY CHAIN DUE DILIGENCE

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence and is available on our website, along with the accompanying Form SD, at http://investors.te.com/financial-reports/sec-filings/default.aspx.

3.             Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in any of the Covered Countries:

•                  Include a conflict minerals flow-down clause in new or renewed supplier contracts.

•                  Increase the number of suppliers requested to provide us with 3TG information.

•                  Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•                  Work through the CFSI to expand the smelters and refiners participating in the Conflict Free Smelter Program.

•                  Engage any suppliers if found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

•                  Work with the Organisation of Economic Co-operation and Development and relevant trade associations to define and improve best practices and encourage responsible sourcing of 3TG.

Cautions Concerning Website Information and Forward-Looking Statements

Other than any documents expressly incorporated by reference in this report, the information on any of our websites referred to in this report is not part of this report or any other document filed with the SEC, including the accompanying Form SD.

Certain statements in this report may be “forward-looking” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.